

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

R. Bradley Gray
President and Chief Executive Officer
NanoString Technologies, Inc.
530 Fairview Avenue North
Seattle, Washington 98109

> **Re: NanoString Technologies, Inc.**
> **Form 8-K**
> **Exhibit No. 2.1 License and Asset Purchase Agreement, dated December 3 2019**
> **Filed December 4, 2019**
> **File No. 001-35980**

Dear Mr. Gray:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance